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ANNUAL AUD[...]EPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 49325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

APR 1 5 2004

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCL Financial Group, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1869 West Littleton Boulevard
(No. and Street)

Littleton (City) **CO** (State) **80120** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Flater **303-794-8686**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name – *if individual, state last, first, middle name*)

739 West Littleton Boulevard (Address) **Littleton** (City) **CO** (State) **80120–2337** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Flater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCL Financial Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDY H. O'ROURKE NOTARY PUBLIC STATE OF COLORADO

Wendy O'Rourke
Notary Public
Comm. Expires 9-8-2007

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. **Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL RECEIVED
APR 15 2004
WASH. D.C. 187 SECTION

MCL Financial Group, Inc.

Financial Statements and Report of Independent Certified Public Accountants

December 31, 2003 and 2002

MASON RUSSELL WEST, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

Mason Russell West, LLC

739 West Littleton Blvd.
Littleton, Co 80120-2337
Telephone 303-797-9101 Fax 303-795-3356
e-mail: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

We have audited the accompanying statements of financial condition of MCL Financial Group, Inc. as of December 31, 2003 and 2002, and the related statement of operations, cash flow and stockholder's equity for the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the financial position of MCL Financial Group, Inc. at December 31, 2003 and 2002 and the results of its operations, cash flows and changes in stockholder's equity for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
January 29, 2004

MCL Financial Group, Inc.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets		
Cash	$ 789,780	$ 13,058
Restricted cash	5,000	5,000
Trade accounts receivable	475,375	61,207
Prepaid expenses	8,175	3,253
Total Current Assets	1,278,330	82,518
Total Assets	$1,278,330	$ 82,518
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$1,066,543	$ 41,674
Marketing reimbursement payable	6,728	-
Capital allocations fees payable	8,750	-
Deferrred income tax	-	-
Income taxes payable	28,245	-
Total Current Liabilities	1,110,266	41,674
Deferred income taxes	-	-
Stockholder's Equity		
Common Stock, no par value:		
Authorized 5,000,000 shares; issued and outstanding 250,000	54,384	54,384
Retained earnings	113,680	(13,540)
Total Stockholders' Equity	168,064	40,844
Total Liabilities and Stockholder's Equity	$1,278,330	$ 82,518

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissons	$5,111,603	$ 831,785
Other	788	-
Total Revenues	5,112,391	831,785
Expenses		
Commissions and wages	4,262,167	413,722
Office salaries and employee benefits	-	-
Other operating	694,759	416,708
Total Expenses	4,956,926	830,430
Net Income Before Taxes	155,465	1,355
Provision for Income Taxes		
Tax benefit of net operating loss carryback	-	-
Current tax provision	(28,245)	-
Net Income Tax Benefit (Expense)	(28,245)	-
Net Income	$ 127,220	$ 1,355

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net income	$ 127,220	$ 1,355
Adjustments to reconcile net income to net cash used by operating activities:		
Rounding difference	-	1
Changes in operating assets and liabilities:		
Trade accounts receivable	(414,168)	(13,798)
Prepaids	(4,922)	1,235
Payables, overdraft and accruals	1,024,869	13,624
Marketing reimbursement payable	6,728	-
Capital allocations fee payable	8,750	-
Income taxes payable	28,245	-
Net Cash Provided (Used) by Operating Activities	776,722	2,417
Net Increase in Cash	776,722	2,417
Cash at Beginning of the Year	18,058	15,641
Cash at End of the Year	$ 794,780	$ 18,058

Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ 155	$ -
Cash paid for taxes	$ 3,878	$ -

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock			Retained Earnings	
	Authorized	Shares	Amount	(Deficit)	Totals
Balance December 31, 2001	5,000,000	250,000	$ 54,384	$ (14,895)	$ 39,489
Net income	-	-	-	1,355	1,355
Balance December 31, 2002	5,000,000	250,000	54,384	(13,540)	40,844
Net income	-	-	-	127,220	127,220
Balance December 31, 2003	5,000,000	250,000	$ 54,384	$ 113,680	$ 168,064

The accompanying notes are an integral part of these statements.

1. Organization and Significant Accounting Policies

Organization and Nature of Business
MCL Financial Group, Inc. (the Company) was incorporated in the State of Colorado on March 19, 1996 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business. Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Fiserv Correspondent Services, Inc. (Fiserv) on a fully disclosed basis. The Company's agreement with Fiserv provides that, as clearing broker, Fiserv will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Fiserv. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act. In November 2003, the Company changed clearing brokers to Legent Clearing Corporation.

On January 1, 2001, all non-brokerage related assets, liabilities and equity accounts were transferred to MCL Holding, Inc. (Holding) in a non-cash transaction. The result of the transaction was that the company became a wholly-owned subsidiary of MCL Holding, Inc.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

For the year ended December 31, 2003 and 2002, the Company will file a consolidated tax return with Holding. The combined returns show net income of approximately $103,000 and $18,000, respectively. The provision for income taxes is provided for in these statements in the amount of $28,300. Taxes are allocated between the Corporations based on the net income (loss) of each entity.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2002	$ 37,591	$ 5,000	$ 41,674	1.11 to1
December 31, 2003	$ 159,188	$ 74,018	$ 1,110,266	6.94 to 1

At August 31, 2003, the Company's net capital ratio was 31 to 1.

4. Related Party Transactions

The company occupies office facilities and uses office equipment that are leased by Holding from an entity controlled by the company's sole shareholder. The company paid Holding a management fee of $96,000 in 2003 and 2002. This fee includes use of the facilities and equipment. Because of the nature of these relationships, the amounts charged may have been different had the parties not been related.

In addition, during the years ended December 31, 2003 and 2002, the company paid dividends to Holding in the amount of $562,000 and $287,454, respectively.

5. Concentrations of Risk

General Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers (6 in 2003). Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company.

Credit Risk

At December 31, 2003, the Company's bank balances exceeded the insured limits by $689,780.

MCL Financial Group, Inc.

Supplementary Information

MCL Financial Group, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2003 and 2002

	2003	2002
Net Capital		
Total stockholder's equity	$ 168,063	$ 40,844
Deductions		
Equipment and furniture, net	-	-
Receivables, from related parties	-	-
Club membership and deposit	-	-
Other assets	8,175	3,253
Total Deductions	8,175	3,253
Total Net Capital	$ 159,888	$ 37,591
Aggregate Indebtedness		
Payables and accruals	$1,066,543	$ 41,674
Income taxes payable	28,245	-
Other accrued liabilities	15,478	-
Total Aggregate Indebtedness	$1,110,266	$ 41,674
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 74,018	
Minimum net capital	$ 5,000	
Greater of the two amounts	$ 74,018	$ 5,000
Capital in excess of required minimum	$ 85,870	$ 32,591
Ratio of aggregate indebtedness to net capital	6.94	1.11

Reconciliation with Company's computation included in Part II of Form X-17a-5:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 159,888
No adjustment required	-
Net capital per above	$ 159,888

Mason Russell West, LLC

739 West Littleton Blvd.
Littleton, Co 80120-2337
Telephone 303-797-9101 Fax 303-795-3356
e-mail: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of MCL Financial Group, Inc. for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MCL Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

January 29, 2004
Littleton, Colorado

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

For the year ended December 31, 2003 and 2002, the Company will file a consolidated tax return with Holding. The combined returns show net income of approximately $103,000 and $18,000, respectively. The provision for income taxes is provided for in these statements in the amount of $28,300. Taxes are allocated between the Corporations based on the net income (loss) of each entity.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2002	$ 37,591	$ 5,000	$ 41,674	1.11 to1
December 31, 2003	$ 159,188	$ 74,018	$ 1,110,266	6.94 to 1

At August 31, 2003, the Company's net capital ratio was 31 to 1.

MCL Financial Group, Inc.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

For the Years Ended December 31, 2003 and 2002

	2003	2002
Net Capital		
Total stockholder's equity	$ 168,063	$ 40,844
Deductions		
Equipment and furniture, net	-	-
Receivables, from related parties	-	-
Club membership and deposit	-	-
Other assets	8,175	3,253
Total Deductions	8,175	3,253
Total Net Capital	$ 159,888	$ 37,591
Aggregate Indebtedness		
Payables and accruals	$1,066,543	$ 41,674
Income taxes payable	28,245	-
Other accrued liabilities	15,478	-
Total Aggregate Indebtedness	$1,110,266	$ 41,674
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 74,018	
Minimum net capital	$ 5,000	
Greater of the two amounts	$ 74,018	$ 5,000
Capital in excess of required minimum	$ 85,870	$ 32,591
Ratio of aggregate indebtedness to net capital	6.94	1.11

Reconciliation with Company's computation included in Part II of Form X-17a-5:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 159,888
No adjustment required	-
Net capital per above	$ 159,888